UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
			     Thomas Group, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
884402108

(CUSIP Number)
Douglas L. Barton
1531 Ridge Road
Belmont, CA 94002
(650) 594-9201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 29, 2002

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

CUSIP No. 884402108               13D


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Douglas L. Barton


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


a



b




3.
SEC Use Only
...........................................................


4.
Source of Funds (See Instructions)
..................PF.......................................


5.
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) .................


6.
Citizenship or Place of Organization
United States.................................

Number
of
Shares
Benefi
cially
Owned
by
Each
Report
ing
Person
With



7.
Sole Voting Power ...300,579...................





8.
Shared Voting Power ...None...........



9.
Sole Dispositive
Power....300,579........................



10.
Shared Dispositive Power
....None...............................


11.
Aggregate Amount Beneficially Owned by Each Reporting
Person
....300,579..........................................


12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........


13.
Percent of Class Represented by Amount in Row (11)
.......7.2%......................


14.
Type of Reporting Person (See Instructions)
.....IN.........................................





Item
1.
Security and Issuer
This statement relates to the common stock shares, $0.01 par value (the "shares"), of Thomas Group, Inc., a Delaware
Corporation. The address of the issuer's principal executive offices is 5221 North O'Connor Blvd., #500, Irving, Texas 75039-
3714.

Item
2.
Identity and Background
The person filing this statement is Douglas L. Barton, a citizen of the United States, whose address is 1531 Ridge Road, Belmont, CA 94002. Mr. Barton is a Vice President at Franklin Resources, a financial services holding company located at One Franklin Parkway, San Mateo, CA 94403. Mr. Barton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Barton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.








Item
3.
Source and Amount of Funds or Other Consideration
All of the shares owned by Mr. Barton were purchased with personal funds. See Item 5c for a description and dollar amounts of all transactions related to this statement.

Item
4.
Purpose of Transaction
Mr. Barton has acquired his shares for investment purposes. Mr. Barton may make additional purchases of shares from time to time and may dispose of any or all of the shares held by him at any time. Mr. Barton has no present plans or proposals which would relate to or would result in:





An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


Any material change in the present capitalization or dividend policy of the issuer;


Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;


Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or


Any action similar to any of those enumerated above.

Item
5.
Interest in Securities of the Issuer

(a)
As of the date of this statement, Mr. Barton is the beneficial owner of 300,579 shares representing approximately 7.2% of the shares outstanding (based on the 4,169,376 shares outstanding as reported in the Form 10Q for the period ending March 31, 2002.

(b)
Mr. Barton has sole voting and dispositive power over 300,579 shares.

(c)
This statement relates to the following transactions made by Mr. Barton in the open market:
May 31, 2002 purchase of 12,500 shares at a price per share of $0.39
June 3, 2002 purchase of 25,000 shares at a price per share of $0.40
June 4, 2002 purchase of 16,865 shares at a price per share of $0.41
June 6, 2002 purchase of 5,000 shares at a price per share of $0.45
June 7, 2002 purchase of 7,000 shares at a price per share of $0.42
June 11, 2002 purchase of 24,100 shares at a price per share of $0.65
June 12, 2002 purchase of 3,600 shares at a price per share of $0.65
June 17, 2002 purchase of 11,000 shares at a price per share of $0.65
June 19, 2002 purchase of 10,000 shares at a price per share of $0.65
June 20, 2002 purchase of 4,500 shares at a price per share of $0.65
June 21, 2002 purchase of 6,000 shares at a price per share of $0.65
June 24, 2002 purchase of 7,500 shares at a price per share of $0.53
June 25, 2002 purchase of 14,500 shares at a price per share of $0.60
June 26, 2002 purchase of 11,212 shares at a price per share of $0.45
June 27, 2002 purchase of 19,500 shares at a price per share of $0.55
June 28, 2002 purchase of 23,602 shares at a price per share of $0.50
July 17, 2002 purchase of 5,000 shares at a price per share of $0.35
July 23, 2002 purchase of 23,700 shares at a price per share of $0.36
July 24, 2002 purchase of 55,000 shares at a price per share of $0.43
July 29, 2002 purchase of 15,000 shares at a price per share of $0.40


(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported in this statement.

(e)
Not applicable.

Item
6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item
7.
Material to Be Filed as Exhibits
There are no exhibits required to be filed with this statement.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  7/29/02


Signature:  Douglas L. Barton


Name/Title:  Douglas L. Barton, an individual